Mail Stop 6010

March 11, 2009

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
**   Form 8-K filed March 5, 2009**
**   File No. 1-8787**

Dear Mr. Liddy:

   We have reviewed your Current Report on Form 8-K filed March 5, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9.01. Financial Statements and Exhibits

Exhibit 10.1 – Series C Perpetual, Convertible, Participating Preferred Stock Purchase Agreement

1. We note that Exhibit 10.1 to the Current Report on Form 8-K refers to Exhibit B, the form of opinion of the special counsel for AIG, and Exhibit C, the form of opinion of Kathleen E. Shannon, Senior Vice President, Secretary and Deputy General Counsel of AIG. Neither of these exhibits appears to have been provided. When you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Current Report on Form 8-K to file the full and complete Exhibit 10.1, including any exhibits, schedules and appendices which are included in such agreement.

        *   *   *   *

Please amend your filing and respond to this comment within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
       Senior Vice President, Secretary & Deputy General Counsel